Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: May 17, 2023

Otonomo Technologies Ltd. NasdaqCM:OTMO

FQ1 2023 Earnings Call Transcripts

Wednesday, May 17, 2023 12:30 PM GMT

S&P Global Market Intelligence Estimates

	-FQ4 2022-	-FQ1 2023-	-FY 2022-	-FY 2023-
	CONSENSUS	CONSENSUS	CONSENSUS	CONSENSUS
EPS Normalized	(0.08)	—	(0.39)	(0.39)
Revenue (mm)	2.50	2.90	7.87	20.17

Currency: USD

Consensus as of May-02-2023 5:19 AM GMT

	- EPS NORMALIZED -
	CONSENSUS	ACTUAL	SURPRISE
FQ1 2022	(0.12)	—	NM
FQ3 2022	(0.12)	—	NM
FQ4 2022	(0.08)	—	NM

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Contents

Table of Contents

Call Participants	3
Presentation	4
Question and Answer	7

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Call Participants

EXECUTIVES

Ben Volkow

Co-Founder, CEO & Chairman of the

Board

Bonnie Moav

Chief Financial Officer

ANALYSTS

Hansen Chang Michael Joshua Nichols

B. Riley Securities, Inc., Research

Division

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Presentation

Operator

Good morning, and welcome to the Otonomo First Quarter 2023 Earnings Conference Call. [Operator Instructions] Please note, this event is being recorded. Thank you all for joining us today. Welcome to Otonomo’s First Quarter 2023 Earnings Call.

Before we begin, I would like to remind you that our discussions today will include forward-looking statements that are subject to risks and uncertainties relating to future events and the future financial performance of Otonomo. Actual results could differ materially from those anticipated in the forward-looking statements. Forward-looking statements made today speak only to our expectations as of today, and we undertake no obligation to publicly update or revise them. For a discussion of some of the important risk factors that could cause actual results to differ materially from any forward-looking statements, please see the Risk Factors section of Otonomo’s Form 20-F filled with the SEC on March 31, 2023, and other documents filed with Otonomo from time to time with the SEC. If you have not received a copy of the earnings press release, please download one from the Investor Relations section of the company’s website. Following the call, a replay of the webcast will be available on Otonomo’s Investor Relations website. Please also note that this — please also note that we will present non-GAAP operating loss on today’s call, which is a historical non-GAAP financial measure because this financial measure is used in Otonomo’s internal analysis of financial and operating performance. Otonomo believes that it is — provides increased transparency to investors of management’s view and economic performance. Otonomo also believes that the presentation of the measures allow investors to more effectively evaluate and compare the performance of Otonomo to that of its peers. Although Otonomo presentation of this non-GAAP measure may not be comparable to other similar titled measures of other companies, a reconciliation of this measure to its most directly comparable GAAP financial measure is included in our earnings release.

Today, we are joined by Mr. Ben Volkow, CEO and Co-Founder of Otonomo; and Ms. Bonnie Moav, CFO of Otonomo. Ben will start us off with an update on the current state of the market and the business. Next, Bonnie Moav will give us an overview of the company’s financial results. [Operator Instructions]

With that, I would like to turn the call over to Mr. Ben Volkow. Ben, please, go ahead.

Ben Volkow

Co-Founder, CEO & Chairman of the Board

Thank you. Hi, everyone, and thank you for joining Otonomo’s Q1 2023 financial results conference call.

Before I get into our Q1 results, let me first update you on the progress regarding the merger transaction with Urgently, it was announced in mid-February. We couldn’t be more excited about the merger. It is highly complementary and synergetic to Otonomo business and will enable us to create exceptional customer-centric assistance experiences and accelerate growth by advancing delivery of preventive and predictive mobility services and products, digital platform integration for faster assistance response, value creation across the mobility ecosystem of OEMs, transportation, insurance careers, suite companies and mobility assistance service providers. As we shared in the past, we expect a combined company will be extremely well capitalized with revenues north of $185 million in 2022, solutions operating in more than 26 countries, more than 100 partnership agreements across the automotive OEM, transportation, insurance, fleet and rental sectors, and 36 registered and pending patents. With over 1.7 billion connected vehicles expected to be on the road by the next decade, the combined company will serve markets totaling more than $100 billion in value.

As we shared before, this all-stock transaction is expected to close in the third quarter of 2023. Since the announcement, the teams on both sides has been communicating regularly and addressing questions of customers about the future trends. We could not been — have been more excited about the synergy, the joint value proposition and the strong return to our shareholders, we believe we’ll come out of this merger. I will be happy to address your questions regarding the merger at the end of the prepared — of our prepared remarks today.

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Another change that happened in Q1 was our decision to start the process of sunsetting our connected vehicle data services, which includes services relating to aggregate build data. This decision allowed us to double down our efforts and focus on the fast-growing and larger markets of our business. As a result, the fleet and insurance service-related sectors that many analysts believe are representing the largest TAM in the market, and where we have been putting a lot of effort in the last couple of quarters, has received even more focus. At the same time, the aggregate connected vehicle data market that represents smaller TAM and is highly competitive was [ died ] down on our end.

Now for more details on our Q1, I’ll hand it over to Otonomo’s CFO, Bonnie Moav.

Bonnie Moav

Chief Financial Officer

Thank you, Ben.

Revenues for the first quarter 2023 reached $1.8 million compared to $1 million for the first quarter of 2022. Growth was primarily driven by the contribution of The Floow revenue, which was consolidated for the first time in Q2 2022.

Before I move further into the numbers, I want to remind you that our non-GAAP operating loss excludes stock-based compensation expenses, depreciation, amortization of acquired intangible assets, contingent liability expenses related to the flow acquisition and restructuring costs. Our GAAP financial results, along with the reconciliation between GAAP and non-GAAP results can be found in our earnings release.

I will now turn to the detailed financial results for the quarter. Our GAAP operating loss for Q1 2023 was $17.1 million compared to $15.1 million in the first quarter of 2022. The increase in the GAAP operating loss was mainly driven by $2 million of restructuring costs, $3.4 million of transaction costs, $1.7 million operational loss related to the flow, which was not included in Q1 of 2022, $1.4 million expenses related to revaluation of contingent liability, offset by reduction in operational costs related to the company’s cost reduction initiatives in the amount of approximately $5 million.

In the first quarter, non-GAAP operating loss was $12 million compared to $12.5 million for the first quarter of 2022. The decrease is mainly driven by reduction in payroll and operational costs following our cost reduction initiatives, offset by operational costs related to the flow and transaction cost. Our cloud infrastructure expenses consisted primarily of costs related to the third-party cloud services, which decreased by 35% from $1.2 million in Q1 2022 to $0.8 million in Q1 2023. The decrease is also attributed to our cost reduction initiatives.

Cost of services include purchasing of data of $0.5 million, an increase of 46% year-over-year, which reflects the cost we pay to the OEM and other data providers for the data used in the product. $0.4 million, which is related to the cost of services provided to the flow customers and $0.3 million, which was related to the restructuring.

Our research and development expenses and our sales and marketing expenses for the first quarter of 2023 were $3.6 million, including $0.3 million restructuring expenses and $4.6 million, including $1.3 million restructuring expenses, respectively.

Net expenses, excluding restructuring expenses, decreased by 31% and 25%, respectively, year-over-year, mainly due to the cost reduction initiatives.

General and administrative expenses for the first quarter of 2023 were $7.3 million including $3.6 million transaction expenses and $0.1 million restructuring expenses compared to $5 million in the same period a year ago.

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Net expenses, excluding restructuring and transaction expenses, decreased by 26%, mainly due to our cost reduction initiatives.

Turning to the balance sheet. We ended the quarter with $129.8 million in cash and cash equivalents, short-term restricted cash, short-term deposits and marketable securities, a decrease of $10.9 million from year-end 2022, driven mostly by cash used in operating activities.

Operator, we are now ready to take questions.

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Question and Answer

Operator

[Operator Instructions] And the first question will come from Josh Nichols with B. Riley.

Michael Joshua Nichols

B. Riley Securities, Inc., Research Division

Clearly, you’re taking a bigger focus on things like insurance and fleet that probably provide the biggest near-term opportunities for the company and also the combined entity. Could you elaborate a little bit on the biggest opportunity for synergies, or how Otonomo could help Urgently on those 2 specific end markets integrate the vehicle data that you guys have access to and the opportunity there?

Ben Volkow

Co-Founder, CEO & Chairman of the Board

Yes. Hi, Josh, this is Ben, and I will try to take it. And I think that as part of the cost reduction we understood that we cannot continue to run on many, many different segments and that we need to focus. And insurance and suites highlighted, not by us, I’m quoting McKinsey, as really maybe the 2 largest pool of opportunities. In the same time, it’s also much more synergetic to Urgently business, which we have in mind than the aggregate data. Otonomo, with The Floow technology that we acquired, is doing pretty well on the insurance side and our fleet business, which is organic is growing very fast. So all the right reasons were for us to focus on those segments. And I would add that Urgently has its customers a large fleet such as [Indiscernible] enterprise and insurance companies. So there’s a lot of synergy on that front because the intention is really after the merger to come strong with a larger and a unified solution of Urgently and Otonomo. And we are accessing the same customers, the same markets, and we see really a one plus one equal three opportunity out here. In terms of specific use cases, Otonomo is doing today things around you and around what we call fusion, which is using connected car data for insurance or accident reconstruction. And with the fleet, we are looking then to get access to embedded connected data and also get insights into fuel and EV usage, for example. The intention later on is really also to use some of those capabilities together with Urgently, so imagine a world where you can do predictive maintenance for different suites, and we may then need to send a tow truck to the rescue, or imagine a world, where you work with different suites. And as part of the roadside assistance offering, we can also start to get you by driving scoring, especially for [ route suites ] like enterprise, but for example, that [Indiscernible]. I hope this answers the question, if not, happy to elaborate it a bit more.

Michael Joshua Nichols

B. Riley Securities, Inc., Research Division

And then just as a follow-up. I know the company has been aggressive with some of the cost cuts. Are those done at this point? You finished the quarter, I believe, with around $130 million of cash and cash equivalents or expectations that you could talk about going forward, if there’s going to be any other reductions, or what the cash burn may look like? I’m just wondering how the cash has trended since you implemented these cuts.

Ben Volkow

Co-Founder, CEO & Chairman of the Board

Bonnie — of course. Bonnie, you want to take it?

Bonnie Moav

Chief Financial Officer

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

Yes. So we did our cut costing starting with putting the budget for 2023. And this goes with line with what we expected. So currently, we are at a point that we believe that occurred headcount served the company at the best or it focus area that we continue to focus insurance fleets. So currently, we feel very comfortable with the amount of headcount that the company has. With that said, we continue to investigate a lot of effort to make additional cuts in other places like lease of office and AWS costs and other costs that we can take measure to cut. This is something that we’ve been focus from day 1. So we keep that initiative going forward as well.

Operator

Our next question will come from Hansen Chang with Riva Ridge.

Hansen Chang

And I apologize if I missed this at the beginning of the call, but could you provide an update on the timing of the Urgently transaction, and when we can see certain regulatory filings like the proxy statement filed?

Bonnie Moav

Chief Financial Officer

So we — Urgently announced file the — for publicly — public S4, 2 days ago on May 15. This is available for the public to review. Since this is something that has to be approved by the SEC, we’re not sure whether it’s going to be approved on the next round or whether we would get another set of comments. But as mentioned on the call, we believe that the closing will be somewhere in Q3 2023.

Operator

[Operator Instructions] This concludes our question-and-answer session. Thank you, everyone, for joining us. We look forward to seeing you on our next call.

The conference has officially concluded. Thank you for attending today’s earnings call. You may now disconnect.

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OTONOMO TECHNOLOGIES LTD. FQ1 2023 EARNINGS CALL | MAY 17, 2023

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